BIOMEDICAN, INC.

TERMS FOR REG CF SALE OF SERIES SEED PREFERRED STOCK

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of BioMediCan, Inc., a Delaware corporation (the "***Company***"). This summary of terms is non-exclusive and does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities:	Series Seed-1 Preferred Stock of the Company ("***Series Seed***").
Aggregate Proceeds:	Up to $1,069,998.50 in the aggregate, with a minimum of $200,000 in commitments required for the initial closing (the "***Initial Closing***").
Purchasers:	Accredited and Not Accredited investors approved by the Company (the "***Purchasers***").
Price Per Share:	$4.50 per share (the "***Original Issue Price***").
Dividends:	Non-cumulative dividends will be paid on the Series Seed, *pari passu* with any dividends or distributions on the Company's Common Stock ("***Common Stock***"), when and if declared by the Company's Board of Directors (the "***Board***").
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed, *pari passu* with the Company's Preferred Stock ("***Preferred Stock***"), balance of proceeds paid to Common Stock. A merger, reorganization or similar transaction will be treated as a liquidation.
Optional Conversion:	Each share of Series Seed is convertible into one share of Common Stock (subject to antidilution adjustment as set forth below) at any time at the option of the holder.
Mandatory Conversion:	Each share of Series Seed will automatically be converted into Common Stock at the then applicable conversion rate (i) in the event of the closing of a firm commitment underwritten public offering and gross proceeds to the Company of not less than $25,000,000 or (ii) on the written consent of the holders of a majority of the outstanding shares of Preferred Stock.
Antidilution:	Conversion ratio will be subject to (i) proportionate adjustment for stock dividends, stock splits and similar recapitalizations and (ii) adjustment on a broad-based, weighted average basis in the event of subsequent issuances at a price per share less than the Original Issue Price (as adjusted) subject to customary exceptions.
Redemption:	The Series Seed shares shall not be redeemable.
Voting Rights; Protective Provisions:	The Series Seed votes together with the Common Stock on all matters on an as-converted basis, except that (a) the Common Stock is entitled to elect two of the three members of the current Board (which shall be unchanged as of the Initial Closing) and (b) approval of a majority of the Preferred Stock required to: (i) materially adversely change rights of the Preferred Stock; (ii) redeem or repurchase any shares of Common Stock (other than pursuant to employee or consultant agreements); or (iii) declare or pay any dividend on shares of Common Stock without also paying a proportionate dividend on shares of Series Seed.